
02003131

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NO. 8-19814

REPORT FOR THE PERIOD BEGINNING	January 1, 2001	AND ENDING	December 31, 2001
	MM/DD/YY		MM/DD/YY

A. REGISTRANT IDENTIFICATION



FEB 28 2002

NAME OF BROKER-DEALER:

HSBC Brokerage (USA), Inc.

Official Use Only

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)



RECD S.E.C.
FEB 2 6 2002

[452 Fifth Avenue]
(No. and Street)

New York	NY	[10018]
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Karl F. Krebs [212-525-2690]
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

KPMG LLP

757 Third Avenue		New York	NY	10017
(ADDRESS)	Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 1 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Karl F. Krebs, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of HSBC Brokerage (USA) Inc. as of December 31, 2001, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Karl F. Krebs
Karl F. Krebs
Chief Financial Officer

Sharon J. Mantegna
Notary Public

2/27/02

My Commission Expires July 31, 2002

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
X	(c)	Statement of Income (Loss)
X	(d)	Statement of Cash Flows
X	(e)	Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
X	(g)	Computation of Net Capital
X	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
X	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
X	(o)	Independent auditor's report on internal accounting control

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)



345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors
HSBC Brokerage (USA), Inc.:

We have audited the accompanying statement of financial condition of HSBC Brokerage (USA), Inc. (the "Company") (a wholly owned subsidiary of HSBC Bank USA) as of December 31, 2001, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HSBC Brokerage (USA), Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedules I through III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 18, 2002



HSBC BROKERAGE (USA), INC.
(A Wholly Owned Subsidiary of
HSBC Bank USA)

Statement of Financial Condition

December 31, 2001

Assets

Cash	$	36,666,079
Securities owned, at market value		16,199,951
Commission and other fees receivable		2,156,693
Receivable from clearing broker, net		2,129,660
Furniture and equipment (at cost, less accumulated depreciation of $1,973,603)		756,877
Deferred tax asset		85,245
Accrued interest receivable		114,265
	$	58,108,770

Liabilities and Stockholder's Equity

Liabilities:		
Payable to Parent	$	2,915,016
Securities sold, not yet purchased, at market value		115,808
Accrued expenses and other liabilities		8,155,470
Accrued income taxes		2,139,742
Total liabilities		13,326,036
Stockholder's equity:		
Preferred stock, $100 par value; 5,000 shares authorized, 1,000 shares issued and outstanding		100,000
Common stock, $1 par value; 80,000 shares authorized, 70,000 shares issued and outstanding		70,000
Additional paid-in capital		11,653,148
Retained earnings		32,959,586
Total stockholder's equity		44,782,734
	$	58,108,770

See accompanying notes to financial statements.

HSBC BROKERAGE (USA), INC.
(A Wholly Owned Subsidiary of
HSBC Bank USA)

Statement of Income

Year ended December 31, 2001

Revenues:		
Commissions	$	68,040,224
Trading		11,635,204
Remarketing fees		425,102
Interest		530,182
		80,630,712
Expenses:		
Employee compensation and benefits		37,271,278
Clearing		4,555,225
Communications		1,304,056
Professional fees		147,644
Depreciation		430,757
Interest		146,288
General and administrative		4,986,036
		48,841,284
Income before income tax expense		31,789,428
Income tax expense		13,257,425
Net income	$	18,532,003

See accompanying notes to financial statements.

HSBC BROKERAGE (USA), INC.
(A Wholly Owned Subsidiary of
HSBC Bank USA)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2001

	Preferred stock	Common stock	Additional paid-in capital	Retained earnings	Total stockholder's equity
Balance at December 31, 2000	$ 100,000	70,000	11,653,148	14,427,583	26,250,731
Net income	—	—	—	18,532,003	18,532,003
Balance at December 31, 2001	$ 100,000	70,000	11,653,148	32,959,586	44,782,734

See accompanying notes to financial statements.

HSBC BROKERAGE (USA), INC.
(A Wholly Owned Subsidiary of
HSBC Bank USA)

Statement of Cash Flows

Year ended December 31, 2001

Cash flows from operating activities:		
Net income	$	18,532,003
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		430,757
Changes in operating assets and liabilities:		
Decrease in securities owned, at market value		1,798,468
Decrease in commission and other fees receivable		518,590
Increase in receivable from clearing broker, net		(1,041,581)
Decrease in deferred tax asset		269,086
Increase in accrued interest receivable		(63,380)
Decrease in other assets		10,572
Increase in payable to Parent		393,702
Decrease in securities sold, not yet purchased, at market value		(625,205)
Increase in accrued expenses and other liabilities		3,450,120
Decrease in accrued income taxes		(7,154,913)
Total adjustments		(2,013,784)
Net cash provided by operating activities		16,518,219
Cash flows from investing activities:		
Purchase of furniture and equipment		(920,582)
Disposal of furniture and equipment		212,361
Net cash used in investing activities		(708,221)
Net increase in cash		15,809,999
Cash at December 31, 2000		20,856,080
Cash at December 31, 2001	$	36,666,079
Supplementary disclosures of cash flow information:		
Cash paid during the year for:		
Taxes	$	20,143,252
Interest		146,288

See accompanying notes to financial statements.

HSBC BROKERAGE (USA), INC.
(A Wholly Owned Subsidiary of
HSBC Bank USA)

Notes to Financial Statements

December 31, 2001

(1) Organization and Basis of Presentation

HSBC Brokerage (USA), Inc. (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934 and is a nonclearing member of the National Association of Securities Dealers, Inc. ("NASD").

The Company is a wholly owned subsidiary of HSBC Bank USA (the "Bank" or "Parent") whose ultimate parent is HSBC Holdings plc ("HSBC"). The Company's preferred stock is owned by wholly owned subsidiaries of HSBC.

The Company's primary activities include the brokerage of equities, bonds and options, principal trading of municipal and Treasury bonds, as well as the sale of annuities and mutual funds and remarketing of Industrial Revenue bonds.

(2) Summary of Significant Accounting Policies

Cash consists of cash in banks and time deposits. Time deposits are considered cash equivalents, as they are highly liquid instruments with original maturities of less than three months.

Commissions earned on brokerage services and sale of annuities are recorded on a trade-date basis.

Securities transactions are recorded on a settlement-date basis; however, the related revenues and expenses are recorded on a trade-date basis. Had security positions been recorded on a trade-date basis, the balance of securities owned, at market value, would have been $4,419,659 lower and the balance of securities sold, not yet purchased, at market value would have been $60,862 lower. The above changes would give rise to a corresponding increase in the receivable from clearing broker balance.

Depreciation of furniture and equipment is provided on a straight-line method based on useful lives of four to seven years.

The Company is part of a consolidated group for Federal income tax reporting purposes. The Company's results of operations are included in the consolidated return. Under a formal tax sharing agreement, Federal income taxes are computed as if the Company were to file a separate income tax return. Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to

(Continued)

taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. The accrued tax balances include amounts payable to the Parent under the tax sharing agreement for prior unsettled tax years.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3) Securities Owned and Securities Sold, Not Yet Purchased

Securities owned, at market value and securities sold, not yet purchased, at market value at December 31, 2001 consisted of the following:

		Securities owned	Securities sold, not yet purchased
U.S. Treasury securities	$	4,999,375	—
Municipal securities		8,851,457	—
Corporate bonds		1,303,388	4,950
Equity securities		18,000	60,858
Other securities		1,027,731	50,000
Total	$	16,199,951	115,808

Net trading gains (losses) relating to securities owned and securities sold, not yet purchased for the year ended December 31, 2000 were as follows:

		Net gain
Municipal securities	$	5,258,038
U.S. Treasury securities		6,371,707
Other		5,459
Total	$	11,635,204

(4) Income Taxes

Income tax expense for the year ended December 31, 2001 consists of the following:

Current:		
Federal	$	9,713,881
State and local		3,274,459
		12,988,340
Deferred:		
Federal		226,939
State and local		42,146
		269,085
Total income tax expense	$	13,257,425

The difference between the expected Federal tax rate of 35% and the effective tax rate of 41.7% is reconciled as follows:

Expected Federal tax	$	11,126,300	35.0%
Tax-exempt income		(88,835)	(.3)
State and local taxes, net of Federal benefit		2,155,793	6.8
Travel and entertainment expenses and other		64,167	.2
	$	13,257,425	41.7%

At December 31, 2001, the Company had a gross deferred tax asset of $85,245. Management believes that no valuation allowance is necessary. This deferred tax amount is primarily attributable to deferred income on remarketing fees. The Company believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax asset.

(5) Transactions With Related Parties

Certain direct charges, including employee compensation and benefits, are paid by the Bank on behalf of the Company. The Company reimbursed the Bank for such charges, which aggregated $37,271,278 in 2001. At December 31, 2001, $2,915,016 of such charges, excluding income taxes, were payable to the Bank.

(Continued)

The Bank provides the Company with a subordinated revolving line of credit in the aggregate amount of $150,000,000. Advances pursuant to this revolving line of credit are payable on demand or at maturity, and bear interest at the prevailing Federal Funds rate plus one-half of one percent per annum payable quarterly. Pursuant to the terms of the line of credit, the Company's obligation to pay any principal amount due on demand or at maturity shall be suspended if, after giving effect to such payment, the Company's ratio of aggregate indebtedness to net capital exceeds 12 to 1 (see note 6). At December 31, 2001, the Company had no outstanding loan balance under this facility.

For the year ended December 31, 2001, the Company earned $425,102 in remarketing fees from the Bank pertaining to certain debt securities.

Certain general and administrative expenses included in the accompanying financial statements reflect the allocation based on usage estimates of certain costs shared with the Bank. The Bank also provides the Company with administrative support and leased space at no charge. It is not practicable to quantify the value of such support.

All of the Company's cash is on deposit at the Bank at December 31, 2001.

(6) Net Capital Requirements

The Company, a registered broker-dealer, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital, the greater of $250,000 or 6-2/3% of aggregate indebtedness. The rule requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001 the Company's net capital of $9,754,372 was $8,873,690 in excess of its required net capital of $880,682. The Company's ratio of total aggregate indebtedness to net capital was 1.35 to 1.

(7) Concentrations of Credit Risk

Securities inventory consists of municipal securities which have nonseverable periodic demand features entitling the holder to put the underlying securities to the issuers at their par values and are supported by an irrevocable letter of credit issued by the Bank, and U.S. Treasury securities. All of the clearing and depository operations for the Company's proprietary transactions are performed by its clearing broker pursuant to a clearance agreement. At December 31, 2001, securities inventory

reflected in the statement of financial condition represents securities positions held for the Company by the clearing broker. The Company has a policy of reviewing, as considered necessary, the credit standing of the counterparties with which it conducts business, including the clearing broker.

(8) Fair Value of Financial Instruments

Statement of Financial Accounting Standards (SFAS) No. 107, "Disclosures About Fair Value of Financial Instruments," requires that all entities disclose the fair value of financial instruments, as defined, for both assets and liabilities recognized and not recognized in the statement of financial condition. All of the Company's financial instruments, as defined, which are recognized in the statement of financial condition, are carried at, or approximate, fair value.

(9) Employee Benefits

The Bank maintains unfunded noncontributory health and life insurance coverage for all employees who retired from the Company and were eligible for immediate pension benefits from the Bank's retirement plan. Employees retiring after January 1, 1993 will absorb a portion of the cost of these benefits. Employees hired after January 1, 1993 are ineligible for these benefits. The Bank absorbs the cost of providing the aforementioned employee benefits to employees of the Company. These expenses are not allocated to the Company and it is not practicable to quantify the value of such support.

Employees of the Company are covered under an affiliate's noncontributory defined benefit pension plan and defined contribution pension plan. Both plans are subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

(a) Pension Plan

The Pension Plan (the "Plan") is a defined benefit pension plan sponsored by an affiliate. The Plan covers all employees of the Company who have attained the age of 18 and have completed one year of service, defined as a minimum of 1,000 hours. Participants become 100% vested after five years of service. Retirement benefits are based on years of credited service. The strategy has been to maintain Plan assets sufficient to provide not only for benefits based on service to date, but also for those expected to be earned in the future. The costs of the Plan have been actuarially determined. No separate determination has been made of the actuarial present value of accumulated benefits and the Plan's net assets as they relate to the employees of the Company.

(Continued)

(b) Thrift Incentive Plan

The Thrift Incentive Plan (the "TIP") is a defined contribution pension plan sponsored by an affiliate. All employees of the Company who have completed one year of employment are eligible to participate in the TIP. Employees may elect to contribute up to 11% of their base salaries up to the legal limitations. The affiliate matches 100% of the first 2% of the participants' base pay contributions, and 50% of the next 4% of the participants' base pay contributions. Participants are 100% vested in the value of their personal contributions, the employer matching contributions, and the amount of any earnings or appreciation on such contributions.

During 2001, the Bank charged the Company $5,097,808 relating to certain employee compensation and benefits, which is included in the accompanying statement of income. Included in such amounts is the 2001 expense allocated to the Company for the Pension Plan and Thrift Incentive Plan.

In connection with an annual bonus program, the Company may award employees stock options, restricted HSBC shares or cash, or a combination of the three. The Bank maintains each of these programs on behalf of the Company. The stock options and restricted shares have vesting periods up to 3 years. The Company recognized $192,446 of compensation expense during the year ended December 31, 2001 in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation".

(10) Commitment and Contingencies

Although the Company is a defendant in various legal proceedings arising in the ordinary course of its business, there are no legal proceedings which, in the opinion of management and counsel, would result in a material loss.

Clearing Broker Agreement

The Company introduces its customer transactions to a clearing broker with whom it has a correspondent relationship for execution and clearance in accordance with the terms of a clearance agreement. In connection therewith, the Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their normal delivery versus payment transactions. Securities purchased in connection with these transactions are collateral for amounts owed. At December 31, 2001, the Company has placed $2,129,660 with such clearing broker.

Schedule I

HSBC BROKERAGE (USA), INC.
(A Wholly Owned Subsidiary of
HSBC Bank USA)

Computation of Net Capital
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2001

Stockholder's equity	$ 44,782,734
Nonallowable assets and miscellaneous charges:	
Commission and other fees receivable	2,156,693
Deferred tax asset	85,245
Furniture and equipment, net	756,877
Excess cash on deposit with affiliates	31,542,038
Net capital before haircuts on securities positions	10,241,881
Haircuts on securities positions	487,509
Net capital	$ 9,754,372
Aggregate indebtedness	$ 13,210,228
Minimum net capital required (greater of $250,000 or 6-2/3% of aggregate indebtedness)	$ 880,682
Net capital in excess of minimum requirement	$ 8,873,690
Ratio of aggregate indebtedness to net capital	1.35 to 1

Schedule II

HSBC BROKERAGE (USA), INC.
(A Wholly Owned Subsidiary of
HSBC Bank USA)

Reconciliation of Computation of Net Capital Pursuant
to Uniform Net Capital Rule 15c3-1 to the Company's
Corresponding Unaudited Form X-17A-5, Part IIA Filing

December 31, 2001

Net capital per computation contained in Company's corresponding unaudited Form X-17A-5, Part IIA Filing	$ 9,948,695
Audit adjustments:	
To decrease deferred tax assets (nonallowable)	269,085
To increase employee compensation and benefits	(794,202)
To decrease income tax expense	331,182
To increase undue concentration	(388)
Net capital per computation pursuant to rule 15c3-1	9,754,372

Schedule III

HSBC BROKERAGE (USA), INC.
(A Wholly Owned Subsidiary of
HSBC Bank USA)

Computation for Determination of Reserve Requirements for
Brokers and Dealers Pursuant to Rule 15c3-3

December 31, 2001

The Company is exempt from the provision of rule 15c3-3 under the Securities Exchange Act of 1934, as amended, in that the Company's activities are limited to those set forth in the conditions for exemption under subparagraph (k)(2)(ii) of the Rule.



345 Park Avenue
New York, NY 10154

**Independent Auditors' Report on Internal Control
Pursuant to SEC Rule 17a-5**

The Board of Directors
HSBC Brokerage (USA), Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of HSBC Brokerage (USA), Inc. (the "Company") (a wholly owned subsidiary of HSBC Bank USA), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 18, 2002